Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141881

Prospectus Supplement No. 7
(to Prospectus dated May 15, 2007)

This Prospectus Supplement No. 7 supplements and amends the prospectus dated May 15, 2007, as supplemented to date, which we refer to as the Prospectus. The Prospectus relates to the sale from time to time of up to 6,892,527 shares of common stock of Corcept Therapeutics Incorporated by certain selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

This Prospectus Supplement No. 7 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq Capital Market under the symbol “CORT”. On February 15, 2008, the closing price of our common stock was $2.70.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 4 of the Prospectus and on page 22 of our Form 10-Q for the quarter ended September 30, 2007, which was filed with Prospectus Supplement No. 6, as well as the information contained in this Prospectus Supplement No. 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 7 are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is February 19, 2008.

On February 6, 2008, we filed with the Securities and Exchange Commission a $50.0 million universal shelf registration statement on Form S-3, which was declared effective by the Securities and Exchange Commission on February 13, 2008. Pursuant to General Instruction I.B.6 to Form S-3, we may sell up to the equivalent of one-third of the aggregate market value of our outstanding common stock held by non-affiliates in primary offerings under the shelf registration statement over any period of 12 calendar months. Based on the aggregate market value of our outstanding common stock held by non-affiliates as of January 31, 2008 of $30,410,000, we may sell up to approximately $10.0 million in securities under the shelf registration statement during the next 12 months. The calculation of the actual amount of securities we may sell under the shelf registration statement during any 12 calendar month period is made at the time of each sale, and may be greater or less than this amount.

In the shelf registration statement, we stated the following about our company and our liquidity.

Company

We are a pharmaceutical company engaged in the development of medications for the treatment of severe psychiatric and metabolic diseases. Since our inception in May 1998, we have been developing our lead product, CORLUX®, a glucocorticoid receptor II, or GR-II, antagonist. CORLUX modulates the effect of cortisol by selectively blocking the binding of cortisol to one of its two known receptors, the GR-II receptor, also known as the Type II or GR receptor.

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Psychotic depression. We have an exclusive patent license from Stanford University for the use of GR-II antagonists to treat the psychotic features of psychotic major depression. The FDA has granted ‘fast track’ status to our program to evaluate the safety and efficacy of CORLUX for the treatment of the psychotic features of psychotic depression. Psychotic depression affects approximately three million people annually in the US. There is no FDA-approved treatment for psychotic depression. Psychiatrists currently use two approaches: electroconvulsive therapy (ECT) and combination drug therapy (simultaneous use of antidepressant and antipsychotic medications). By modifying the level and release pattern of cortisol within the human body, we believe that CORLUX will be able to treat the psychotic features of psychotic depression more quickly and effectively and with fewer side effects than is possible with currently available treatments.

Three Phase III clinical trials have been completed. We reported the initial results of the third Phase III trial in March 2007. This study did not achieve statistical significance with respect to the primary endpoint: 50% improvement in the Brief Psychiatric Rating Scale Positive Symptom Subscale at Day 7 and at Day 56. However, there was a statistically significant correlation between plasma levels and clinical outcome achieved during treatment. Patients whose plasma levels rose above a predetermined threshold statistically separated from both those patients whose plasma levels were below the threshold and those patients who received a placebo. We believe that the confirmation of a drug concentration threshold for efficacy will serve as a strong basis for our next Phase III study.

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Antipsychotic-induced Weight Gain Mitigation. In June 2007, we announced preliminary top-line results of our proof-of-concept study evaluating the ability of CORLUX to mitigate weight gain associated with the administration of olanzapine. The preliminary top line results indicated a statistically significant reduction in weight gain in those subjects who took olanzapine plus CORLUX compared to those who took olanzapine alone. The purpose of this study was to explore the hypothesis that GR-II antagonists would mitigate weight gain associated with atypical antipsychotic medications, such as olanzapine, risperidone, clozapine and quetiapine, which are widely used to treat schizophrenia and bipolar disorder. All medications in this group are associated with treatment emergent weight gain of varying degrees and carry a warning label relating to treatment emergent hyperglycemia and diabetes mellitus. Eli Lilly provided olanzapine and financial support for this study.

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Cushing’s Syndrome. The FDA has granted Orphan Drug Designation for CORLUX for the treatment of endogenous Cushing’s Syndrome, hereinafter referred to as “Cushing’s Syndrome,” a disorder caused by prolonged exposure of the body’s tissues to high levels of the hormone cortisol. “Orphan” drugs obtain seven years of marketing exclusivity from the date of approval, as well as tax credits for clinical trial costs, marketing application filing fee waivers and assistance from the FDA in the drug development process.

The Investigational New Drug application (IND) for the evaluation of CORLUX for the treatment of Cushing’s Syndrome was opened in September 2007. The FDA has indicated that a single study may provide a reasonable basis for the submission of a New Drug Application (NDA) for this indication. This trial was opened for enrollment late in December of 2007.

In addition to the above, we also own or have exclusively licensed issued patents and patent applications relating to the treatment of several disorders that we believe also result from, or are negatively affected by, prolonged exposure to elevated cortisol including early dementia associated with Alzheimer’s disease, mild cognitive impairment, stress disorders and psychosis associated with cocaine addiction. We also have filed patent applications for additional diseases that may benefit from treatment with a drug that blocks the GR-II receptor.

Liquidity

We believe that we have sufficient funds to maintain our current operations through the end of 2008 under an operating plan that will allow the completion of the final reporting activities for our recently completed trials, the commencement of our Phase 3 trial in Cushing’s Syndrome, continued preparations for our Phase 3 trial in psychotic depression and for a trial to further evaluate the management of weight gain induced by antipsychotic medications, and to continue development work on our new chemical entities. We will need to raise additional funds in order to enable us to enroll patients in the Phase 3 trial in psychotic depression, to enroll patients in a trial to further evaluate the management of weight gain induced by antipsychotic medications and to enable more expanded development of our new chemical entities.

We will have to perform additional clinical trials prior to submission of an NDA for CORLUX for the treatment of the psychotic features of psychotic depression. We will need to raise additional funds to complete the development of CORLUX for the treatment of psychotic depression, to initiate its clinical development for other indications, to prepare for its commercialization and to conduct other research activities.

These additional funds will be used to fund increases in our research and development and general and administrative activities during 2008 and subsequent years.

We cannot be certain that additional funding will be available on acceptable terms or at all. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If we obtain funds through collaborations with others, these arrangements may be on unfavorable terms or may require us to relinquish certain rights to our technologies or product candidates, including potentially our lead product candidate, that we would otherwise seek to develop on our own. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or we may be required to discontinue operations.